

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2018

Himanshu Patel
Chief Financial Officer
First Data Corporation
225 Liberty Street, 29th Floor
New York, NY 10281

      **Re:  First Data Corporation**
      **Form 10-K for the Fiscal Period Ended December 31, 2017**
      **Filed February 21, 2018**
      **File No. 001-11073**

Dear Mr. Patel:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Information Technologies
     and Services